Evolving Gold Corp.
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold .com

News Release

Evolving Gold Announces Engagement of Corporate Advisors

Vancouver, British Columbia, September 28, 2005: Evolving Gold Corp. (“Evolving Gold”) (CNQ:GOLD) is pleased to annuonce today that it has engaged the consulting services of First Star Strategies Inc. (“First Star”). First Star has extensive experience in and knowledge of corporate communications in the mining industry. The term of the corporate advisory agreement is for an initial three (3) months at a monthly fee of CDN$4,000, such term to be renewed in writing at the option of Evolving Gold for a monthly fee of CDN$5,000. In addition, Evolving Gold granted to First Star 150,000 options at an exercise price of $0.65 exercisable for a period of five years from the date of grant. The options are subject to a four month hold period expiring January 29, 2006. First Star will provide corporate advisory services on behalf of Evolving Gold with the aim of introducing individuals of interest to Evolving Gold.

ON BEHALF OF EVOLVING GOLD CORP.

“Warren McIntyre”

Warren McIntyre
Chief Financial Officer,
Corporate Secretary and Director